BC FORM 51-901F

QUARTERLY REPORT

INCORPORATED AS PART OF SCHEDULE A

ISSUER DETAILS

NAME OF ISSUER:	AUSTRAL PACIFIC ENERGY LTD.

ISSUER ADDRESS:	284 KARORI ROAD
KARORI
WELLINGTON
NEW ZEALAND

ISSUER TELEPHONE NUMBER:	(64) 4 476 2717

ISSUER FACSIMILE NUMBER:	(64) 4 476 0120

CONTACT NAME AND POSITION:	DAVID BENNETT, CEO

CONTACT TELEPHONE NUMBER:	(64) 4 476 2717

CONTACT EMAIL ADDRESS:	mail@austral-pacific.com

WEB SITE ADDRESS:	www.austral-pacific.com

FOR THE QUARTER ENDED:	March 31, 2004

DATE OF REPORT:	May 17, 2004

CERTIFICATE

THE ONE SCHEDULE REQUIRED TO COMPLETE THIS REPORT IS ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

“David Newman”	David Newman	04/05/17
DIRECTOR’S SIGNATURE	PRINT FULL NAME	DATE SIGNED (YY/MM/DD)

“Peter Tapper”	Peter Tapper	04/05/17
DIRECTOR’S SIGNATURE	PRINT FULL NAME	DATE SIGNED (YY/MM/DD)

AUSTRAL PACIFIC ENERGY LTD. Consolidated Interim Balance Sheets (Expressed in United States Dollars)
As at	March 31, 2004	December 31, 2003
	(Unaudited – Prepared	(Audited)
	by Management)
	$	$

Assets

Current
Cash and cash equivalents	7,833,722	2,234,287
Accounts receivable	536,482	872,532
Inventory	-	-
Prepaid expenses and deposits	256,179	273,994

	8,626,383	3,380,813

Deferred offering costs	-	408,083
Due from related parties	-	-
Property and equipment	46,337	30,323
Oil and gas properties (Note 3)	8,521,244	8,306,448

Total Assets	17,193,964	12,125,667

Liabilities

Current
Accounts payable and accrued liabilities	306,735	354,813
Prepaid Gas Revenue (Note 7)	1,315,037	1,258,033
Convertible Notes (Note 8)	505,663	-
	2,127,435	1,612,846

Special Class Shares of Subsidiary (Note 9)	-	943,525

Total Liabilities	2,127,435	2,556,371

Stockholders’ Equity
Common stock without par value (Note 6);
unlimited number of shares authorized;

Issued and outstanding at March 31, 2004:
12,851,197 shares (December 31, 2003 : 7,739,324)	26,232,924	20,478,365
Contributed surplus	424,083	417,392
Accumulated deficit	(11,590,478)	(11,326,461)

Total Stockholders’ Equity	15,066,529	9,569,296

Total Liabilities and Stockholders’ Equity	17,193,964	12,125,667

See accompanying Notes to the consolidated interim financial statements

AUSTRAL PACIFIC ENERGY LTD. Consolidated Interim Statements of Deficit (Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended	March 31, 2004	December 31, 20032
	$	$

Deficit – Beginning of period	(11,326,461)	(11,374,077)

Net profit / (loss) for the period	(264,017)	47,616

Deficit – End of period	(11,590,478)	(11,326,461)

See accompanying Notes to the consolidated interim financial statements

AUSTRAL PACIFIC ENERGY LTD. Consolidated Interim Statements of Operations and Deficit (Expressed in United States Dollars)
(Unaudited – Prepared by Management)

	Three Month	Three Month
	Period Ended	Period Ended
	March 31, 2004	March 31, 2003
	$	$

Production Income:
Oil and gas sales	-	80,149
Production operating costs	-	(123,932)
Royalties	-	(3,643)
Depletion	-	(13,818)

Net Production Loss	-	(61,244)

Expenses
General and administrative (Schedule)	(356,288)	(320,769)
Stock option compensation expense	(6,691)	(37,186)
Write-off of oil and gas properties	(3,081)	(14,757)

Total Expenses	(366,060)	(372,712)

Net Loss for the period before Other Income	(366,060)	(433,956)

Other Income
Interest income	102,043	2,567

Net loss for the period	(264,017)	(431,389)

Deficit – Beginning of period	(11,326,461)	(11,374,077)

Deficit – End of period	(11,590,478)	(11,805,466)

Basic loss per share	$(0.02)	$(0.06)

Diluted loss per share	$(0.02)	$(0.06)

See accompanying Notes to the consolidated interim financial statements

AUSTRAL PACIFIC ENERGY LTD. Consolidated Interim Statements of Changes in Stockholders’ Equity (Expressed in United States Dollars)
(Unaudited – Prepared by Management)

					Total
	Common Stock		Contributed	Accumulated	Stockholders'
	Shares	Amount	Surplus	Deficit	Equity
		$	$	%	$

Balance at December 31, 2003	7,739,324	20,478,365	417,392	(11,326,461)	9,569,296

Issuance of common shares for cash (Note 6a)	4,000,000	5,217,992	-	-	5,217,992

Less: Deferred Offering Costs		(408,083)	-	-	(408,083)

Issuance of common shares in exchange for
special class shares (Note 9)	1,111,123	943,525	-	-	943,525

Exercise of share purchase warrants for cash	750	1,125	-	-	1,125

Stock Option Compensation (Note 6(b))	-	-	6,691	-	6,691

Net loss for the period	-	-	-	(264,017)	(264,017)

Balance at March 31, 2004	12,851,197	26,232,924	424,083	(11,590,478)	15,066,529

See accompanying Notes to the consolidated interim financial statements

AUSTRAL PACIFIC ENERGY LTD. Consolidated Interim Statements of Cash Flows (Expressed in United States Dollars)
(Unaudited – Prepared by Management)

	Three Month	Three Month
	Period Ended	Period Ended
	March 31, 2004	March 31, 2003
	$	$

Operating Activities
Net Income / (loss) for the period	(264,017)	(431,389)
Adjustments to reconcile net loss to
cash applied to operating activities:
Depletion	-	13,818
Amortization	5,853	5,549
Stock option compensation	6,691	37,186
Write Down of Oil & Gas Properties	3,081	14,757
Unrealized foreign exchange loss (gain)	56,015	11,232
Changes in non-cash working capital:
Accounts receivable	336,050	117,843
Inventory	-	(3,615)
Due from related parties	-	(2,430)
Prepaid expenses and deposits	17,815	32,869
Accounts payable and accrued liabilities	(41,790)	96,453
Net cash provided by (used in) operating activities	120,062	(107,727)

Financing Activity
Issue of Common Shares (5,111,123	5,219,117	-
common shares and 750 warrants)
Issue of Convertible Notes	500,000	-
Net cash provided by financing activities	5,719,117	-

Investing Activities
Purchase of property and equipment	(21,867)	-
Oil and gas properties	(217,877)	(553,952)
Net cash used in investing activities	(239,744)	(553,952)

Net increase (decrease) in cash during the period	5,599,435	(661,679)

Cash and cash equivalents - Beginning of period	2,234,287	1,292,827

Cash and cash equivalents - End of period	7,833,722	631,148

Supplemental Disclosure of Non-cash Financing and Investing Activities

Interest and taxes paid	5,663	-
The following transactions which did not result in Cash
Flows have been excluded from financing activities
Stock option compensation (Note 6(b))	6,691	37,186

See accompanying Notes to the consolidated interim financial statements

AUSTRAL PACIFIC ENERGY LTD. Consolidated Interim Statements of Deficit (Expressed in United States Dollars)
(Unaudited – Prepared by Management)

Consolidated Interim Schedules of General and Administrative Expenses (Expressed in United States Dollars) (Unaudited – Prepared by Management)

	Three Month	Three Month
	Period Ended	Period Ended
	March 31, 2004	March 31, 2003
	$	$

GENERAL AND ADMINISTRATIVE EXPENSES

Accounting and audit	4,635	37,333
Amortization	5,853	5,549
Consulting fees	39,190	19,997
Corporate relations and development	40,278	39,560
Filing and transfer agency fees	188	175
Foreign exchange (gain) / loss [1]	17,202	(11,232)
Insurance	35,477	119,507
Legal	5,862	12,195
Office and miscellaneous	65,051	17,125
Printing	267	206
Rent (Note 4)	8,737	6,980
Telephone	6,919	4,330
Travel and accommodation	15,512	2,882
Directors Fees	13,978	960
Listing Expenditure- Non-capitalized	64,561	-
Wages and benefits (Note 4)	171,798	110,702

Gross general and administrative expenses	495,508	366,269

Recovery of general and administrative expenses	(139,220)	(45,500)

Net general and administrative expenses	356,288	320,769

1 This includes an unrealized foreign exchange loss of $56,015 and a realized foreign exchange gain of 38,813.

See accompanying Notes to the consolidated interim financial statements

AUSTRAL PACIFIC ENERGY LTD. Notes to the Consolidated Interim Financial Statements (Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended March 31, 2004

NOTE 1 - NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

The Company was incorporated under the Company Act (British Columbia) and continued its jurisdiction of incorporation to the Yukon Territory under the Business Corporations Act (Yukon). On December 31, 2003 the Company changed its name from Indo-Pacific Energy Ltd. to Austral Pacific Energy Ltd.

The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has incurred losses to date of $11,590,478, which includes a net loss for the current period of $264,017.

The Company’s cash balances and working capital are not sufficient to fund all of its obligations with respect to its ongoing work program requirements related to the exploration permits. The continued operations of the Company and recoverability of amounts relating to oil and gas properties is dependant upon the existence of economically viable reserves, farming out oil and gas interests to other participants and obtaining additional equity financing.

The Company is primarily engaged in the acquisition, exploration and development of oil and gas properties in New Zealand, Papua New Guinea and Australia. With the exception of PEP 38736, the Company has yet to determine whether its properties contain oil and gas reserves that are economically recoverable. The recoverability of the amounts capitalized for oil and gas properties is dependent upon the completion of exploration work, the discovery of oil and gas reserves in commercial quantities and the subsequent development of such reserves.

The Company and its joint venture participants in PEP 38736 agreed in January 2004 on the sale of gas from the Kahili gas-condensate field to NGC New Zealand Limited (Note 7). It is the joint venture’s intention that production will commence in late July 2004.

On January 5, 2004 the Company raised approximately $5.2 million through the issuance of 4 million common shares, and a further $500,000 through the issuing of two Convertible Notes. The special class shareholders in one of the Company’s New Zealand subsidiaries also converted their special class shares into 1,111,123 common shares in the Company. Additionally, the Company has periodically reduced its exposure in oil and gas properties by farming out to other participants. The Company intends to continue relying on these measures to finance its exploration and development activities to the extent such measures are available and obtainable under terms acceptable to the Company.

While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations. The inability to obtain one or other of the aforementioned would have an adverse material effect on the Company’s business. The above-noted conditions raise substantial doubt about the validity of the going concern assumption. If the going concern assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the balance sheet classifications used.

AUSTRAL PACIFIC ENERGY LTD. Notes to the Consolidated Interim Financial Statements (Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended March 31, 2004

NOTE 2 - ACCOUNTING PRINCIPLES AND ESTIMATES

The unaudited consolidated interim financial statements of the Company reflect, in the opinion of management, all adjustments, consisting of normal and recurring adjustments, necessary to present fairly the Company’s consolidated financial position as at March 31, 2004 and December 31, 2003 and the Company’s consolidated interim results of operations and cash flows for the three month periods ended March 31, 2004 and 2003. The consolidated interim financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and the instructions to BC FORM 51-901F of the British Columbia Securities Commission, and do not include all disclosures required for annual financial statements prepared in accordance with Canadian generally accepted accounting principles. Therefore, this BC FORM 51-901F should be read in conjunction with the Company’s annual audited financial statements dated December 31, 2003. The results of the three months ended March 31, 2004 are not necessarily indicative of the results to be expected for the full year.

AUSTRAL PACIFIC ENERGY LTD. Notes to the Consolidated Interim Financial Statements (Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended March 31, 2004

NOTE 3 - OIL AND GAS PROPERTIES

	Percentage	Net Book	Additions	Depletion/	Net Book
	Interest	Value at	(Recoveries)	Write Downs	Value at
	March 31,	December 31,	During the	During the	March 31,
	2004	2003	Year	Year	2004
Proved:
New Zealand
PEP 38736 – Kahili Gas Field	45.00%	2,721,572	37,222	-	2,758,794
Total Proved		2,721,572	37,222	-	2,758,794
Unproved:
New Zealand
PEP 38256 – Exploration	34.62%	146,092	(1,869)	-	144,223
PEP 38258 – Exploration	75.00%	25,668	19,552	-	45,220
PEP 38330 – Exploration	44.23%	195,305	10,254	-	205,559
PEP 38332 – Exploration[1]	0.00%	-	3,081	(3,081)	-
PEP 38716 – Exploration	42.40%	330,556	(4,745)	-	325,811
PEP 38718 – Exploration	10.00%	145,143	7,198	-	152,341
PEP 38738 – Exploration	33.5%	433,679	(45,910)	-	387,769
PEP 38480 – Exploration	75.00%	87,388	25,952	-	113,340
PEP 38741 – Exploration	30.00%	919,869	11,525	-	931,394
PEP 38746 – Exploration	25.00%	25,526	42,903	-	68,429
PEP 38748 – Exploration	25.00%	105,499	36,621	-	142,120
PEP 38753 – Exploration	30.00%	28,095	54,115	-	82,210
PEP 38765 – Exploration[4]	27.50%	31,219	8,950	-	40,169
PEP 38766 – Exploration[4]	25.00%	-	-	-	-
PEP 38768 – Exploration[4]	50.00%	-	-	-	-
New licences/ventures		4,295	838	-	5,133
Australia			-	-
AC/P 19 – Exploration[3]	100.00%	745,672	17,302	-	762,974
AC/P 31 – Exploration[3]	100.00%	30,173	16,796	-	46,969
AC/P 26 – Exploration	50.00%	202,168	21,345	-	223,513
Papua New Guinea			-	-
APPL 235 – Exploration	100.00%	1,379,192	(47,580)	-	1,331,612
PPL 228 – Exploration[2]	10.00%	7,018	1,350	-	8,368
PRL 4 – Stanley Retention	7.50%	83,638	317	-	83,955
PRL 5 – Elevala Retention	7.50%	658,681	2,660	-	661,341
Total Unproved		5,584,876	180,655	(3,081)	5,762,450
Total Proved & Unproved		8,306,448	217,877	(3,081)	8,521,244

1.	PEP 38332 was relinquished during 2003.
2.	PPL 228 will be surrendered upon acceptance of a top file application for a further permit over a similar area.
3.
The Company has applied for extension on AC/P 19 and AC/P 31 work programme that were due to be completed by December 29, 2003. An application for extension of the obligation on AC/P 31 has been declined by the authorities. An appeal to this decision will be lodged. If extensions are not granted, these permits will be surrendered and the related costs written off.

4.	Permits PEP 38765, PEP38766 and PEP 38768 were granted in February 2004. PEP 38765 replaces PPP38761 and no expenditure has yet been occurred on PEP38766 and PEP 38768.

AUSTRAL PACIFIC ENERGY LTD. Notes to the Consolidated Interim Financial Statements (Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended March 31, 2004

NOTE 4 - RELATED PARTY TRANSACTIONS

a)

Oil and Gas Properties

Durum Energy (New Zealand) Limited, a subsidiary of TAG Oil Ltd. (“TAG”) participates in certain oil and gas properties in common with the Company and TAG has directors, officers and/or principal shareholders in common with the Company.

b)

Other

During the three months to March 31, 2004, the Company incurred $56,431 (three months to March 31, 2003 - $43,475) in remuneration to the President of the Company and $8,737 (three months to March 31, 2003 – $6,980) in rent to a trust in which the President of the Company is a trustee. Also during the three months to March 31, 2004, $19,116 (three months to March 31, 2003 – $17,097) was paid to the President of the Company’s spouse, in her role as Commercial Manager.

Directors received a total remuneration of $13,978 during the three months to March 31, 2004 (three months to March 31, 2003 - $960).

During the three months to March 31, 2004, the Company paid a law firm in which a Director is a partner, $63,488 (three months to March 31, 2003 – 8,415) for legal services.

The Company also paid a company that employs a Director, $4,500 (three months to March 31, 2003 – $Nil) for financial services.

The above-noted transactions were in the normal course of operations and were measured at the exchange amount, which is the consideration established and agreed to by the related parties.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

a)

Work Commitments

The Company participates in oil and gas exploration and development joint operations with third and related parties and is contractually committed under agreements to complete certain exploration programmes. The Company’s management estimates that the total commitments for the remainder of fiscal year 2004, under various agreements, are approximately $7,185,000. The Company is seeking to significantly reduce this commitment by farm out and extension of AC/P19 commitment of $5,996,000. Should the company be unsuccessful in achieving a satisfactory farm out arrangement or extension, the permit then will be relinquished.

b)

Political Risks

Papua New Guinea is subject to political uncertainty and instability and the Company faces a number of risks and uncertainties, which may adversely impact on its ability to pursue its exploration and development activities.

c)

Environmental Laws and Regulations

The Company is not aware of any events of non-compliance in its operations with any environmental laws or regulations nor of any potentially material contingencies related to environmental issues.

However, the Company cannot predict whether any new or amended environmental laws or regulations introduced in the future will have a material adverse effect on the future business of the Company.

AUSTRAL PACIFIC ENERGY LTD. Notes to the Consolidated Interim Financial Statements (Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended March 31, 2004

NOTE 6 - COMMON STOCK

a)	Authorized and Issued Share Capital The authorized share capital of the Company is an unlimited number of shares of common stock without par value.

	Number
	of Shares	Amount

Balance at December 31, 2003	7,739,324	$20,478,365

Issued during the three months to March 31, 2004	5,111,873	$5,754,559

Balance at March 31, 2004	12,851,197	$26,232,924

On January 2, 2004 the Company successfully listed on the TSX-V.

In conjunction with the TSX-V Listing (Toronto Stock Exchange Venture Exchange, part of the Toronto-based TSX Group), the Company listed on the NZSX (New Zealand Stock Exchange), raising gross proceeds of $5,217,992 (NZ$8,000,000) less deferred offering costs of $408,083 for net proceeds of $4,809,909 on January 5, 2004 through the issuance of 4,000,000 units. Each unit consisted of one common share and a half warrant entitling the holder to purchase one additional share, at any time before January 5, 2005, for every two common shares held at a price of approximately $1.37 (NZ$2.10).

On January 5, 2004, the Special Class shares were exchanged for 1,111,123 common shares of the Company valued at a price of $0.85 per share or $943,525 (Refer to Note 9).

During the period ended March 31, 2004, warrants to purchase 750 common shares of the Company were exercised for proceeds of $1,125 (NZ$1,575).

b)

Incentive Stock Options

The Company may grant incentive stock options to its officers, directors, employees and consultants, for the purchase of shares in the Company. Stock options are in consideration for services and are non-transferable. The Board of Directors of the Company determines the exercise price. Options have a maximum term of five years and terminate 45 days after the termination of employment or other contracting arrangement of the option holder. Vesting of options may be made at the time of granting of the options or over a period of up to 18 months as set out in each option agreement. Once approved and vested, options are exercisable at any time until expiry or termination as above.

AUSTRAL PACIFIC ENERGY LTD. Notes to the Consolidated Interim Financial Statements (Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended March 31, 2004

The following stock options were outstanding at March 31, 2004:

Number	Type of Option	Date Fully	Number Vested	Exercise	Expiry
of Shares		Vested	March 31, 2004	Price per	Date
				Share

300,000	Performance	-	-	$1.00	October 15, 2007
	shares
150,000	Vesting	April 15, 2004	112,500	$1.00	July 6, 2005
200,000	Non	-	200,000	$1.00	July 6, 2005
400,000	Vesting	April 15, 2004	387,500	$1.00	July 6, 2005
60,000	Vesting	April 15, 2004	50,300	$1.25	July 6, 2005
50,000	Vesting	October 15, 2003	50,000	$1.25	July 6, 2005
40,000	Vesting	April 15, 2004	30,000	$1.25	October 15, 2007
95,000	Vesting	April 15, 2004	83,000	$1.25	March 26, 2006
50,000	Vesting	April 15, 2005	12,500	$1.25	October 15, 2008
1,345,000			925,800

The weighted average exercise price for options outstanding at March 31, 2004 is $1.05 (December 31, 2003: $1.05). No options were exercised during the March 2004 quarter.

The weighted average exercise price for options fully vested at March 31, 2004 is $1.06 (December 31, 2003: $1.06). No options were exercised during the March 2004 quarter.

The stock option compensation cost recognized as an expense for the March 2004 quarter was $6,691 (March 2003 quarter was $37,186). This cost is based on the estimated fair value of all options that were issued during 2003 and 2002, using the Black-Scholes option-pricing model, amortized over the vesting period.

c)	Share Purchase Warrants The following share purchase warrants to purchase shares of the Company are outstanding at March 31, 2004:

Number	Price	Expiry
Of Shares	per Share	Date

Warrants:
1,250,000	$ 1.15	Sept 12, 2004
1,999,250(1)	$ 1.37(2)	January 5, 2005
555,569	$ 1.22(3)	January 5, 2005
Series A Warrants
836,845	$ 1.50	January 5, 2005

4,640,914

(1)	There were 2,000,000 warrants issued on January 5, 2004 and during the March 2003 quarter, 750 warrants were exercised and converted into shares.

(2)	The price per share of the 2,000,000 Warrants issued on January 5, 2004 is NZ$2.10 (approximately US$1.37).

(3)	The price per share of the 555,569 Warrants issued on January 5, 2004 is NZ$1.85 (approximately US$1.22).

AUSTRAL PACIFIC ENERGY LTD. Notes to the Consolidated Interim Financial Statements (Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended March 31, 2004

NOTE 7 – PREPAID GAS REVENUE

On April 2, 2003, a gas prepayment agreement was entered into with a New Zealand company, NGC New Zealand Limited (NGC), whereby NGC provided NZ$2,000,000 (US$1,315,037, inclusive of foreign exchange rate changes) to be drawn down towards the Company’s ongoing exploration programs. This money was received on April 3, 2003. In return NGC are able to receive a pre-purchase of the first NZ$2,000,000 of gas supplied by the Company to NGC, under contracts to be negotiated at then prevailing market rates. The Company will negotiate in the first instance with NGC, and if no contract is entered into within a certain time period after notification, the Company is free to seek other markets for the gas. If the amount is not discharged through gas sales to NGC over a ten year period, it must either be repaid by the Company or may be converted into share equity in one of the Company’s New Zealand subsidiaries, Austral Pacific Energy (NZ) Limited (formerly Indo-Pacific Energy (NZ) Limited). The prepayment is secured under a registered charge over Millennium Oil & Gas Ltd’s 25% interest in the Kahili joint venture PEP 38736.

As at March 31, 2004, the Company had sold no gas to NGC but had signed a contract in January 2004 for the sale of gas from the Kahili gas-condensate field. As at March 31, 2004, the carrying cost and estimated fair value of the prepaid gas was the same.

NOTE 8 – CONVERTIBLE NOTES

On January 5, 2004, the Company issued two Convertible Notes for $250,000 each. Each Note is convertible, at the option of the holder, into Units at the conversion rate of $1.10 per Unit within 12 months of issue (5 January 2005). Each Unit on conversion will comprise one common share and one share purchase warrant permitting the holder to purchase an additional common share at a price of $1.15 per share, for a 12 month period from issuance date of the Note (5 January 2005).

Interest is payable at a rate of 8% per annum from issue date to the earlier of conversion date or repayment date.

Both of the Convertible Notes are unsecured.

NOTE 9 – SPECIAL CLASS SHARES OF SUBSIDIARY

On June 18, 2003, a private placement in one of the Company’s New Zealand subsidiaries, Austral Pacific Energy (NZ) Limited (“APENZ”, then called Indo-Pacific Energy (NZ) Limited), was made to certain private investors for the issue of 1,500,000 Special Class shares in that company, for a total of NZ$1,500,000 (approx. $943,525). Such shares conferred no voting rights, but did confer the right to convert such shares to units in APENZ in the event of a listing of and issue of other common shares in APENZ on the New Zealand Stock Exchange. If the listing did not proceed, the subscription agreement required, inter alia, the Company to offer to exchange such Special Class shares for common shares in the Company at the higher of 80% of prevailing market and $0.75 per common share of the Company. Subsequently, the Company decided not to proceed with the listing of APENZ.

On November 12, 2003, each Special Class shareholder signed a conditional share exchange agreement which agreed to transfer to the Company all of the Special Class shares in exchange for the issuance of Units by the Company. Each Unit comprised one common share and half a share purchase warrant. The Special Class shares where exchanged for such Units in the Company on January 5, 2004, upon the listing of the Company on the TSX-V and the New Zealand Stock Exchange (NZSX), at the rate of one common share for every 1.35 Special Class share resulting in the issuing of 1,111,123 common shares, and 555,569 warrants exercisable at a price of NZ$1.85 any time before January 5, 2005.

AUSTRAL PACIFIC ENERGY LTD. Notes to the Consolidated Interim Financial Statements (Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended March 31, 2004

NOTE 10 – EARNINGS PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings / (loss) per share calculations for the three months ended March 31, 2004 and 2003:

Three months to March 31,	2004	2003

Numerator, net loss for the period	(264,017)	(431,389)

a) Basic Denominator:
Weighted-average number of shares	12,626,359	7,739,324

Basic loss per share	$(0.02)	$(0.06)

b) Diluted Denominator:
Weighted-average number of shares	12,626,359	7,739,324

Diluted loss per share	$(0.02)	$(0.06)

Due to net losses incurred for the period, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be antidilutive.

NOTE 11: SEGMENTED INFORMATION

For three Months to March 31, 2004:

	Canada	New Zealand	Australia	PNG	Total Company
Revenue from:
Production	-	-	-	-	-
Interest	15,293	86,750	-	-	102,043
Total Revenue	15,293	86,750	-	-	102,043

Profit / (loss)	(152,492)	(103,862)	(2,177)	(5,485)	(264,017)

Total Assets	692,731	13,308,594	1,047,313	2,145,327	17,193,964

For three Months to March 31, 2003:

	Canada	New Zealand	Australia	PNG	Total Company
Revenue from:
Production	-	80,149	-	-	80,149
Interest	1,035	1,532	-	-	2,567
Total Revenue	1,035	81,681			82,716

Profit / (loss)	(93,142)	(336,205)	1,050	(3,092)	(431,389)

Total Assets	491,769	5,966,025	933,317	2,073,084	9,464,195

NOTE 12 - COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current period’s presentation.

AUSTRAL PACIFIC ENERGY LTD. Notes to the Consolidated Interim Financial Statements (Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended March 31, 2004

NOTE 13 - SUBSEQUENT EVENTS

a) Memorandum of Understanding with Genesis Power to drill Cardiff-2

In April 2004, the Company on behalf of its joint venture participants in PEP 38738, signed a Memorandum of Understanding with Genesis Power (subject to finalisation of contracts), to drill Cardiff-2, a deep gas well in the onshore Taranaki Basin, New Zealand, and earn 40% of the deep rights in the permit.

b) Cheal-A3X Casing in Preparation of Production Testing

The Company advises that the Cheal-A3X well has been cased in preparation for production testing. Two separate zones will be flow-tested in the well. Testing operations are scheduled to commence shortly.